UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2006

DEUTSCHE TELEKOM AG

(Translation of registrant’s name into English)

Friedrich-Enert-Allee 140

53113 Bonn

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

This report is deemed submitted and not filed pursuant to the rules and regulations of the Securities and Exchange Commission.

Press Release

T-Mobile USA

Bellevue, May 11, 2006

T-MOBILE USA REPORTS FIRST QUARTER 2006 RESULTS

•                  Over 1 million net new customers added in Q1 2006

•                  $1.1 billion in Operating Income Before Depreciation and Amortization (OIBDA) in Q1 2006, a 34% increase over Q1 2005

•                  Reduction in postpay churn to 2.1%, from 2.3% in the fourth quarter of 2005

•                  T-Mobile achieves top ranking in four separate J.D. Power and Associates surveys

•                  Continued investment in network quality – 3,700 new cell sites on air over the past 12 months

In the first quarter of 2006 T-Mobile USA added 1.04 million net new customers, up from 957,000 in the first quarter of 2005, and lower than the 1.39 million net customers added in the fourth quarter of 2005 primarily due to seasonal impacts. Postpay customers made up 70% of the first quarter customer growth, up from 66% in the fourth quarter of 2005, and comprised 84% of T-Mobile USA’s total customer base at March 31, 2006.

Postpay churn fell to a record low 2.1% in the first quarter of 2006, down from 2.3% in the fourth quarter of 2005 and the first quarter of 2005. Prepaid churn was 5.8% in the first quarter of 2006, compared to 6.6% in the fourth quarter of 2005 and 6.4% in the first quarter of 2005. Blended churn, including both postpay and prepaid customers, was 2.7% in the first quarter of 2006, down from 2.9% in the fourth quarter of 2005 and 2.8% in the first quarter of 2005.

T-Mobile USA

12920 SE 38th Street

Bellevue, Washington  98006

Phone 1-800-318-9270

Internet http://www.T-Mobile.com

“We started the year strong, adding over one million high quality new customers,” said T-Mobile USA President and CEO Robert Dotson. “T-Mobile customer loyalty also continues to increase, resulting in record low churn aided by the benefits of ever increasing network quality improvements – while continuing to reap the benefits of a 56% expansion in our coverage footprint last year.”

René Obermann, CEO of T-Mobile International and member of the Board of Management of Deutsche Telekom (NYSE: DT), stated, “T-Mobile USA again delivered strong results and is a key driver of growth for the mobile segment and Deutsche Telekom as a whole. Together with the U.S. business, T-Mobile International’s customer base is now approximately 88 million customers worldwide. Growing the business to this scale provides strong leverage in terms of both size and expertise to compete effectively in the wireless market.”

T-Mobile USA’s commitment to achieving excellence in all facets of the customer experience was again recognized during the quarter in four separate J.D. Power and Associates surveys. T-Mobile USA ranked highest in overall customer satisfaction among wireless carriers for the third consecutive reporting period, achieved highest ranking in Wireless Customer Care for the third reporting period in a row, was ranked highest, or tied for highest, in three of the six regions surveyed in the 2006 Wireless Call Quality Performance Study and earned highest honors for wireless retail service.

T-Mobile USA reported OIBDA of $1.10 billion in the first quarter of 2006, in line with $1.11 billion in the fourth quarter of 2005 and up from $826 million in the first quarter of 2005. T-Mobile USA’s net income for the first quarter of 2006 was $241 million, down from $2.99 billion in the fourth quarter of 2005 and up from $103 million in the first quarter of 2005. Net income in the fourth quarter of 2005 included a $2.6 billion non-cash income tax benefit from the recognition of net operating loss carry forwards.

T-Mobile USA service revenues, consisting of postpay, prepaid, roaming and other service revenues, were $3.39 billion in the first quarter of 2006, up from $3.26 billion in the fourth quarter of 2005 and $2.85 billion in the first quarter of 2005. Other revenues were $198 million in the first quarter of 2006, down from $213 million in the fourth quarter of 2005 and $252 million in the first quarter of 2005. Other revenues include Wi-Fi revenues, co-location rental income, and wholesale revenues from the usage of our network in California, Nevada, and New York by customers of Cingular Wireless LLC (“Cingular”). The sequential decrease in other revenues in the first quarter of 2006 reflects the ongoing migration of Cingular’s customers to their network following the dissolution of our network sharing venture in early 2005. Total revenues, including service, equipment, and other revenues were $4.04 billion in the first quarter of 2006, up from $3.95 billion in the fourth quarter of 2005 and $3.44 billion in the first quarter of 2005.

Average Revenue Per User (“ARPU” as defined in note 1 to the Selected Data, below) was $51 in the first quarter of 2006, down from $52 in the fourth quarter of 2005 and $54 in the first quarter of 2005. The sequential decrease in ARPU related primarily to the decrease in prepaid ARPU and the increasing share of prepaid customers in the total customer base.

Data services revenue from postpay and prepaid customers continued to grow, reaching a total of $341 million in the first quarter of 2006. Data revenues, which are a component of service revenues, represented 10.1% of blended ARPU, or $5.12 per customer, in the first quarter of 2006, compared to 9.1%, or $4.77, in the fourth quarter of 2005 and 6.9%, or $3.71, in the first quarter of

2005. A significant contributor to the growth in data services revenue was a net increase in converged device users of 107,000 during the first quarter of 2006. T-Mobile USA had over 1.2 million converged device users at March 31, 2006. Converged devices include BlackBerry, T-Mobile Sidekick, and the recently launched T-Mobile SDA and MDA devices. Continued strong growth in messaging (both SMS and MMS) also contributed to the increase in data ARPU. The total number of SMS and MMS messages increased to 6.9 billion in the first quarter of 2006, compared to 5.4 billion in the fourth quarter of 2005 and 3.6 billion in the first quarter of 2005.

The average cost of acquiring a customer, Cost Per Gross Add (“CPGA”, as defined in note 3 to the Selected Data, below) was $275 in the first quarter of 2006, up from $264 in the fourth quarter of 2005 and down from $357 in the first quarter of 2005. Compared to the fourth quarter of 2005 the increase in CPGA is primarily due to the seasonally lower gross additions in the first quarter versus the fourth quarter of the year.

The average cash cost of serving customers, Cash Cost Per User (“CCPU”, as defined in note 2 to the Selected Data, below), was $25.66 per customer per month in the first quarter of 2006, up from $24.32 in the fourth quarter of 2005, and down from $26.48 in the first quarter of 2005. The sequential increase in CCPU in the first quarter of 2006 was due to a number of factors, including increased customer retention spending and higher network operating expenses to support the expanded network.

Capital expenditures were $770 million in the first quarter of 2006, compared with $807 million in the fourth quarter of 2005 and $376 million in the first quarter of 2005. (Capital expenditures in the first quarter of 2005 excluded $2.5 billion of expenditures related to the acquisition of Cingular’s California network and additional spectrum after the termination of the network sharing venture at the beginning of 2005.)  As part of its ongoing commitment to network coverage and quality, T-Mobile USA added approximately 700 new cell sites in the first quarter of 2006, bringing the total number of cell sites to approximately 33,600.

This press release includes non-GAAP financial measures. The non-GAAP financial measures should be considered in addition to, but not as a substitute for, the information provided in accordance with GAAP. Reconciliations from the non-GAAP financial measures to the most directly comparable GAAP financial measures are provided below following Selected Data and the financial statements.

T-Mobile USA, Inc. (“T-Mobile USA”) is the U.S. operation of T-Mobile International AG & Co. KG (“T-Mobile International”), the mobile communications subsidiary of Deutsche Telekom AG (“Deutsche Telekom”) (NYSE: DT). In order to provide comparability with the results of other U.S. wireless carriers all financial amounts are in US dollars and are based on accounting principles generally accepted in the United States (“GAAP”). T-Mobile USA results are included in the consolidated results of Deutsche Telekom, but differ from the information contained herein as Deutsche Telekom reports financial results in accordance with International Financial Reporting Standards (IFRS).

SELECTED DATA FOR T-MOBILE USA

(‘000)	Q1 06	YE 05	Q4 05	Q3 05	Q2 05	Q1 05
Covered population	234,000	233,000	233,000	232,000	232,000	229,000
Customers, end of period	22,725	21,690	21,690	20,302	19,243	18,271
Thereof postpay customers	19,149	18,424	18,424	17,512	16,796	16,115
Thereof prepaid customers	3,576	3,266	3,266	2,790	2,447	2,156
Net customer additions	1,035	4,376	1,388	1,059	972	957

Minutes of use/post pay customer/month	1,013	963	985	985	960	921
Postpay churn	2.1%	2.3%	2.3%	2.4%	2.3%	2.3%
Prepaid churn	5.8%	6.6%	6.6%	6.6%	6.4%	6.4%
Blended churn	2.7%	2.9%	2.9%	2.9%	2.8%	2.8%

($ / month)
ARPU (blended) (1)	51	53	52	53	54	54
ARPU (postpay)	54	55	54	55	55	54
ARPU (prepaid)	22	25	24	24	27	28
Cost of serving (CCPU)(2)	25.66	25.23	24.32	24.65	25.66	26.48
Cost per gross add (CPGA)(3)	275	297	264	271	310	357

($ million)
Total revenues	4,039	14,806	3,953	3,802	3,614	3,437
Service revenues(1)	3,389	12,308	3,261	3,153	3,040	2,854
OIBDA(4)	1,103	4,185	1,112	1,166	1,081	826
OIBDA margin (5)	31%	32%	32%	34%	33%	27%
Capital expenditures	770	5,045	807	585	815	2,838

Cell sites on-air	33,600	32,900	32,900	31,800	30,900	29,900

Since all companies do not calculate these figures in the same manner, the information contained in this press release may not be comparable to similarly titled measures reported by other companies.

(1)          Average Revenue Per User (“ARPU”) represents the average monthly service revenue we earn from our customers. ARPU is calculated by dividing service revenues for the specified period by the average customers during the period, and further dividing by the number of months in the period. We believe ARPU provides management with useful information to evaluate the recurring revenues generated from our customer base.

Service revenues include postpay, prepaid, and roaming and other service revenues, and do not include equipment sales and other revenues. Revenues from our Wi-Fi business,

co-location rental income, and revenues for network usage by Cingular customers who have not yet transitioned from the former joint venture networks in California, Nevada, and New York, are therefore not included in ARPU. The joint venture was terminated at the beginning of 2005.

(2)          The average cash cost of serving customers, or Cash Cost Per User (“CCPU”) is a non-GAAP financial measure and includes all network and general and administrative costs as well as the subsidy loss unrelated to customer acquisition. Subsidy loss unrelated to customer acquisition includes upgrade handset costs offset by upgrade equipment revenues and other related direct costs. This measure is calculated as a per month average by dividing the total costs for the specified period by the average total customers during the period and further dividing by the number of months in the period. We believe that CCPU, which is a measure of the costs of serving a customer, provides relevant and useful information and is used by our management to evaluate the operating performance of our business.

(3)          Cost Per Gross Add (“CPGA”) is a non-GAAP financial measure and is calculated by dividing the costs of acquiring a new customer, consisting of customer acquisition costs plus the subsidy loss related to customer acquisition for the specified period, by gross customers added during the period. Subsidy loss related to customer acquisition consists of costs directly incurred to acquire new customers – such as handset and accessory costs – offset by related revenues. We believe that CPGA, which is a measure of the cost of acquiring a customer, provides relevant and useful information and is used by our management to evaluate the operating performance of our business.

(4)          OIBDA is a non-GAAP financial measure, which we define as operating income before depreciation and amortization. In a capital-intensive industry such as wireless telecommunications, we believe OIBDA, as well as the associated percentage margin calculation, to be meaningful measures of our operating performance. OIBDA should not be construed as an alternative to operating income or net income as determined in accordance with GAAP, as an alternative to cash flows from operating activities as determined in accordance with GAAP or as a measure of liquidity. We use OIBDA as an integral part of our planning and internal financial reporting processes, to evaluate the performance of our senior management and to compare our performance with that of many of our competitors. We believe that operating income is the financial measure calculated and presented in accordance with GAAP that is the most directly comparable to OIBDA.

(5)          OIBDA margin is a non-GAAP financial measure, which we define as OIBDA (as described in note 4 above) divided by total revenues less equipment sales.

T-MOBILE USA

Condensed Consolidated Balance Sheets

(dollars in millions)

(unaudited)

	Mar. 31,	Dec. 31,
	2006	2005
ASSETS
Current assets:
Cash and cash equivalents	$44	$57
Accounts receivable, net of allowance for doubtful accounts of $141 and $151, respectively	1,992	2,116
Accounts receivable from affiliates	678	188
Inventory	462	409
Current portion of net deferred tax assets	283	275
Other current assets	433	437
	3,892	3,482
Property and equipment, net of accumulated depreciation of $5,693 and $5,134, respectively	10,751	10,805
Goodwill	10,701	10,701
Spectrum licenses	11,509	11,510
Other intangible assets, net of accumulated amortization of $329 and $282, respectively	194	241
Investments in and advances to unconsolidated affiliates	6	5
Other assets and investments	223	248
	$37,276	$36,992

LIABILITIES AND SHAREHOLDER’S EQUITY

Current liabilities:
Accounts payable	$887	$941
Accrued liabilities	1,289	1,134
Deferred revenue	372	373
Current portion of capital lease	1	1
Construction accounts payable	450	724
Total current liabilities	2,999	3,173

Long-term payables to affiliates	6,453	6,457
Deferred tax liabilities	1,072	906
Other long-term liabilities	1,747	1,697
Total long-term liabilities other than preferred stock	9,272	9,060

Voting preferred stock	5,000	5,000
Total long-term liabilities	14,272	14,060

Minority interest in equity of consolidated subsidiaries	70	65

Commitments and contingencies

Shareholder’s equity:
Common stock	39,452	39,452
Accumulated deficit	(19,517)	(19,758)
Total shareholder’s equity	19,935	19,694
	$37,276	$36,992

T-MOBILE USA

Condensed Consolidated Statements of Operations

(dollars in millions)

(unaudited)

	Quarter Ended Mar. 31, 2006	Quarter Ended Dec. 31, 2005	Quarter Ended Mar. 31, 2005
Revenues:
Postpay	$3,038	$2,920	$2,567
Prepaid	229	213	167
Roaming and other services	122	128	120
Equipment sales	452	479	331
Other	198	213	252
Total revenues	4,039	3,953	3,437
Operating expenses:
Network	849	749	681
Cost of equipment sales	737	738	661
General and administrative	661	598	558
Customer acquisition	689	756	711
Depreciation and amortization	594	567	519
Total operating expenses	3,530	3,408	3,130
Operating income	509	545	307
Other income (expense):
Interest expense	(111)	(97)	(123)
Equity in net losses of unconsolidated affiliates	—	1	—
Interest income and other, net	9	21	(51)
Total other income (expense)	(102)	(75)	(174)
Income before income taxes	407	470	133
Income tax (expense) benefit	(166)	2,518	(30)
Net income	$241	$2,988	$103

T-MOBILE USA

Condensed Consolidated Statements of Cash Flows

(dollars in millions)

(unaudited)

	Quarter Ended Mar. 31, 2006	Quarter Ended Mar. 31, 2005
Operating activities:
Net income	$241	$103
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	594	519
Income tax expense	166	30
Amortization of debt discount and premium, net	(9)	(8)
Stock-based compensation	—	1
Allowance for bad debts	(10)	4
Deferred rent	39	40
Loss provision on network transaction	—	32
Other, net	15	22
Changes in operating assets and liabilities:
Accounts receivable	(356)	(173)
Inventory	(53)	155
Other current assets	18	2,320
Accounts payable	50	82
Accrued liabilities	168	101
Net cash provided by operating activities	863	3,228
Investing activities:
Purchases of property and equipment	(770)	(376)
Joint venture and network transaction with Cingular	—	(2,282)
Acquisitions spectrum licenses and wireless properties	—	(180)
Proceeds on disposal of assets	1	—
Net cash used in investing activities	(769)	(2,838)
Financing activities:
Long-term debt repayments to affiliates	—	(340)
Long-term debt borrowings from affiliates	—	100
Change in minority interest	—	62
Book overdraft	(107)	(117)
Net cash used in financing activities	(107)	(295)

Change in cash and cash equivalents	(13)	95
Cash and cash equivalents, beginning of period	57	182
Cash and cash equivalents, end of period	$44	$277

T-MOBILE USA

Reconciliation of Non-GAAP Financial Measures to GAAP Financial Measures

(dollars in millions, except for CPGA and CCPU)

(unaudited)

OIBDA can be reconciled to our operating income as follows:

	Q1 2006	YE 2005	Q4 2005	Q3 2005	Q2 2005	Q1 2005
OIBDA	$1,103	$4,185	$1,112	$1,166	$1,081	$826
Depreciation and amortization	(594)	(2,229)	(567)	(558)	(585)	(519)

Operating income	$509	$1,956	$545	$608	$496	$307

The following schedule reflects the CPGA calculation and provides a reconciliation of cost of acquiring customers used for the CPGA calculation to customer acquisition costs reported on our condensed consolidated statements of operations:

	Q1 2006	YE 2005	Q4 2005	Q3 2005	Q2 2005	Q1 2005
Customer acquisition costs	$689	$2,792	$756	$657	$668	$711

Plus: Subsidy loss
Equipment sales	(452)	(1,529)	(479)	(414)	(305)	(331)
Cost of equipment sales	737	2,622	738	648	575	661
Total subsidy loss	285	1,093	259	234	270	330

Less: Subsidy loss unrelated to customer acquisition	(200)	(629)	(171)	(133)	(153)	(172)
Subsidy loss related to customer acquisition	85	464	88	101	117	158

Cost of acquiring customers	$774	$3,256	$844	$758	$785	$869

CPGA ($ / new customer added)	$275	$297	$264	$271	$310	$357

T-MOBILE USA

Reconciliation of Non-GAAP Financial Measures to GAAP Financial Measures

(dollars in millions, except for CPGA and CCPU)

(unaudited)

The following schedule reflects the CCPU calculation and provides a reconciliation of the cost of serving customers used for the CCPU calculation to total network costs plus general and administrative costs reported on our condensed consolidated statements of operations:

	Q1 2006	YE 2005	Q4 2005	Q3 2005	Q2 2005	Q1 2005
Network costs	$849	$2,883	$749	$735	$718	$681
General and administrative	661	2,324	598	596	572	558
Total network and general and administrative costs	1,510	5,207	1,347	1,331	1,290	1,239

Plus: Subsidy loss unrelated to customer acquisition	200	629	171	133	153	172

Total cost of serving customers	$1,710	$5,836	$1,518	$1,464	$1,443	$1,411

CCPU ($ / customer per month)	$26	$25	$24	$25	$26	$26

About T-Mobile USA:

Based in Bellevue, WA, T-Mobile USA, Inc. is a member of the T-Mobile International group, the mobile telecommunications subsidiary of Deutsche Telekom AG (NYSE: DT).

T-Mobile USA’s GSM/GPRS 1900 voice and data network in the United States reaches over 269 million people, including roaming and other agreements. In addition, T-Mobile USA operates the largest carrier-owned Wi-Fi (802.11b) wireless broadband (WLAN) network in the United States, available in more than 7,400 public access locations including Starbucks coffeehouses, Kinko’s copy shops, Borders Books and Music, Hyatt and Accor hotels, selected airports’ American Airlines Admirals Clubs, United Red Carpet Clubs, US Airways Clubs and Delta Air Lines Clubs. T-Mobile USA is committed to providing the best value in wireless service through its GET MORE promise to provide customers with more minutes, more features and more service. For more information, visit the company website at www.t-mobile.com.

About T-Mobile International:

T-Mobile International is one of the world’s leading companies in mobile communications. As one of Deutsche Telekom’s (NYSE: DT) three strategic business units, T-Mobile concentrates on the key markets in Europe and the United States.

By the end of the first quarter of 2006, approximately 88 million mobile customers were served by companies of the Deutsche Telekom group, all over a common technology platform based on GSM, the world’s most successful digital wireless standard. This also makes T-Mobile the only mobile communications provider with a transatlantic service.

For more information about T-Mobile International, please visit www.t-mobile.net. For further information on Deutsche Telekom, please visit www.telekom.de/investor-relations.

Press Contacts:	Investor Relations Contacts:

Philipp Schindera	Investor Relations Bonn
T-Mobile International	Deutsche Telekom
+49 228.936.1700	+49 228.181.88880

Andreas Leigers	Nils Paellmann/Bernie Scholtyseck
Deutsche Telekom	Investor Relations New York
+49 228.181.4949	Deutsche Telekom
+1 212.424.2951 or +1 212.424.2926
+1 877.DT SHARE (toll-free)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE TELEKOM AG

By:	/s/ ppa. Guido Kerkhoff
Name: Guido Kerkhoff
	Title:	Senior Executive Vice President Chief Accounting Officer

Date: May 12, 2006